JUNE 30, 2011	TSX: HNC

AMENDED AND RESTATED MARCH 31, 2011 FINANCIALS

As a result of a review by the British Columbia Securities Commission, (the “BCSC”) Hard Creek Nickel Corporation (the “Company”) is issuing the following press release to clarify our disclosure.

The Company today filed on SEDAR amended and restated first quarter financial statements for the period ending March 31, 2011.

The BCSC had reviewed the Company’s first set of financial statements under the International Financial Reporting Standards (IFRS), which statements were filed on June 1, 2011.

As a result, the Company’s amended and restated financial statements now include a statement of changes in equity for the three months ended March 31, 2010, and a reconciliation statement of equity and comprehensive income from the previous accounting standard to IFRS for the same period. Please refer to pages 5, 25 and 26 for the details. There were no changes to the balance sheet, income statement, or statement of cash flows.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, PRESIDENT
HARD CREEK NICKEL CORPORATION

The TSX does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300    F: 604-681-2310
E: info@hardcreek.com    W: www.hardcreeknickel.com